FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, December 23, 2003

FAIRFAX ENTERS INTO SYNDICATED SECURED
LETTER OF CREDIT FACILITY

Fairfax Financial Holdings Limited announces that a wholly-owned subsidiary has entered into a US$300 million revolving letter of credit facility. The facility is syndicated with 11 banks and will be used to provide NAIC-eligible letters of credit for reinsurance contracts of nSpire Re provided for the benefit of other Fairfax subsidiaries. BMO Nesbitt Burns, Inc. acted as Lead Arranger and Sole Book Runner in connection with this facility.

The facility is effectively secured by the assets held in trust derived from the premiums on Fairfax’s corporate insurance cover ultimately reinsured with a Swiss Re subsidiary, and the interest thereon. The lenders have the ability, in the event of a default, to cause the commutation of this cover, thereby gaining access to the above-mentioned assets. The aggregate amount of letters of credit issued from time to time under this facility may not exceed the agreed margined value of the assets in the trust account.

The US$161.9 million of letters of credit currently drawn under Fairfax’s syndicated credit facility will be cancelled or transferred to this new facility.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:  Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946